Exhibit 99.4

ASX ANNOUNCEMENT
(ASX: NVX)

26 October 2022

NOVONIX Announces Appointment of Daniel Akerson and
Ron Edmonds to Board of Directors

- New directors collectively bring decades of sector expertise and proven track records of helping companies execute on strategic initiatives -

Brisbane, Australia, October 26, 2022 – NOVONIX Limited (NASDAQ: NVX, ASX: NVX, OTCQX: NVNXF) (“NOVONIX”), a leading battery materials and technology company, announces the appointment of Daniel Akerson and Ron Edmonds to its Board of Directors, effective October 27, 2022.

“I am pleased to announce the board appointments of two individuals with proven track records of driving profitable growth and operational expertise relevant to the battery supply chain,” said Chairman Robert J. Natter. “Mr. Akerson is a seasoned executive with experience across automotive, finance, and information services, including former service as Chairman and CEO of General Motors. Mr. Edmonds has a strong background in finance, people management, culture, and operations gained through his experience leading major company transitions. Both will bring exceptional leadership and unique perspectives to NOVONIX as we work toward establishing a domestic battery supply chain.”

I am excited to join the NOVONIX Board of Directors,” said Mr. Akerson. “I’m a firm believer in the company’s investment in a domestic battery supply chain and its mission to foster innovation and develop technologies that will drive a more sustainable, energy efficient future.”

“I look forward to working alongside some of the greatest minds in technology, as NOVONIX aims to establish the U.S. as a global leader in battery materials technology and accelerate the transition to cleaner energy,” said Mr. Edmonds. “While demand for electrification currently outweighs supply, NOVONIX is in a strong position to make a meaningful impact.”

Daniel Akerson
Mr. Akerson has served as an executive and director for multiple Fortune 100 companies, including as the former Chairman and Chief Executive Officer of General Motors from 2010 to 2014. Under his leadership, the company completed a successful IPO in November 2010, reported a record 15 consecutive quarters of profitability, reinvested nearly $9 billion, and created or retained more than 25,000 jobs at its U.S. plants. In 2002, he joined The Carlyle Group as a Global Partner and Co-Head of U.S. Buyout, and then became head of the firm’s Global Buyout operations. During his tenure, Carlyle’s assets under management rose from $30 to $100 billion. In addition to his executive positions, Mr. Akerson currently serves as lead director on the Lockheed Martin Board of Directors and was previously Chairman of the United States Naval Academy Foundation.

Ron Edmonds
Mr. Edmonds is a highly accomplished finance executive, currently serving as Chief Accounting Officer at Dow, a $55 billion global materials science company. In that role, he spearheaded all financial activity supporting Dow’s historic $86-billion merger with DuPont unlocking new sources of value, and creating three independent, publicly traded companies in materials science, agriculture, and specialty products sectors. Prior to Dow, he served in finance and accounting roles at Chiquita Brands International, The Upjohn Company, and Arthur Andersen & Company.

NOVONIX Limited (ASX: NVX)
ACN 157 690 830
Level 38, 71 Eagle Street
Brisbane QLD 4000
AUSTRALIA

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX
NOVONIX is a leading battery technology company with operations in both Canada and the United States. NOVONIX provides advanced, high-performance materials, equipment, and services for the global lithium-ion battery industry with sales in 14 countries. We develop materials and technologies to support longer-life and lower-cost batteries that are powering us towards a cleaner energy future.

Our NOVONIX Battery Technology Solutions division, based in Halifax, Nova Scotia, Canada, focuses on innovative battery research and development, along with providing advanced battery testing equipment and services on a global scale.

Our NOVONIX Anode Materials division, located in Chattanooga, Tennessee, USA, manufactures our synthetic graphite anode materials used to make lithium-ion batteries which power electric vehicles, personal electronics, medical devices, and energy storage units. To address the growing industry demand, we are working to increase the production capacity to 10,000 metric tons of synthetic graphite per annum (tpa) by 2023, with further targets of 40,000 tpa by 2025 and 150,000 tpa by 2030.

To learn more about NOVONIX visit us on LinkedIn, Twitter, or www.novonixgroup.com

For NOVONIX Limited
Stefan Norbom, ir@novonixgroup.com (investors)
Chantal Theoret, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)
ACN 157 690 830
Level 38, 71 Eagle Street
Brisbane QLD 4000
AUSTRALIA